UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Radiant Logistics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

75025 X 100
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/    /  Rule 13d-1(b)
/ X /  Rule 13d-1(c)
/    /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 75025 X 100

1.     Name of Reporting Person:

           Douglas Tabor

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States of America

                         5.     Sole Voting Power:  3,250,716
Number of
Shares
Beneficially      6.     Shared Voting Power:  52,000
Owned By
Each
Reporting         7.     Sole Dispositive Power:  3,250,716
Person
With
                         8.     Shared Dispositive Power:  52,000

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          3,302,716

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9):  9.9%

12.     Type of Reporting Person: IN


CUSIP No. 75025 X 100

1.     Name of Reporting Person:

           Texas Time Express, Inc.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      6.     Shared Voting Power:  52,000
Owned By
Each
Reporting         7.     Sole Dispositive Power:  -0-
Person
With
                         8.     Shared Dispositive Power:  52,000

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          52,000

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9):  0.2%

12.     Type of Reporting Person: CO


Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13G Statement dated January 26, 2010, as amended by Amendment No. 1 dated February 13, 2012, relating to the Common Stock of Radiant Logistics, Inc. (the "Issuer").

Item 1 is hereby amended and restated in its entirety as follows:

(A)  Name of Issuer
Radiant Logistics, Inc.

(B)  Address of Issuer's Principal Executive Offices
405 114th Avenue SE, Third Floor
Bellevue, Washington 98004

Item 2 is hereby amended and restated in its entirety as follows:

(A)  Name of Person Filing
(1)  Douglas Tabor
(2)  Texas Time Express, Inc.

(B)  Address of Principal Business Office Or, If None, Residence
(1)  Douglas Tabor
      401 N. Carroll #194
      Southlake, Texas 76092

(2)  Texas Time Express, Inc.
      801-B Port America Place
      Grapevine, Texas 76051

(C)  Citizenship
(1)  Douglas Tabor is a citizen of the United States of America.
(2)  Texas Time Express, Inc. is a Texas corporation.

(D)  Title of Class of Securities
Common Stock

(E)  CUSIP Number
75025 X 100

Item 3 is hereby amended and restated in its entirety as follows:

If this Statement is filed pursuant to Rule 13D-1(B), 13D-2(B) or 13D-2(C), check whether the person filing is a:
None

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.     Ownership.

I.  Douglas Tabor
(a)  Amount Beneficially Owned:
3,302,716 shares
(b)  Percent of Class:
9.9%
(c)  Number of Shares as to Which Such Person Has:
(i)    Sole Power to Vote or to Direct the Vote: 3,250,716 Shares
(ii)   Shared Power to Vote or to Direct the Vote: 52,000 Shares
(iii)  Sole Power to Dispose or to Direct the Disposition: 3,250,716 Shares
(iv)  Shared Power to Dispose or to Direct the Disposition: 52,000 Shares
II.  Texas Time Express, Inc.
(a)  Amount Beneficially Owned:
52,000 shares
(b)  Percent of Class:
0.2%
(c)  Number of Shares as to Which Such Person Has:
(i)    Sole Power to Vote or to Direct the Vote: 0 Shares
(ii)   Shared Power to Vote or to Direct the Vote: 52,000 Shares
(iii)  Sole Power to Dispose or to Direct the Disposition: 0 Shares
(iv)  Shared Power to Dispose or to Direct the Disposition: 52,000 Shares

Exhibits

Exhibit 99.1    Joint Filing Agreement, dated February 10, 2012, by and among Douglas Tabor and Texas Time Express, Inc. (the "Reporting Persons"), filed as Exhibit 99.1 to Amendment No. 1 to Statement on Schedule 13G of the Reporting Persons filed on February 10, 2012, is incorporated herein by reference.


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:   February 27, 2013

/s/ Douglas Tabor
DOUGLAS TABOR

TEXAS TIME EXPRESS, INC.

By:  /s/ Douglas Tabor
        Douglas Tabor, President